Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-8 No. 333-32173) pertaining to the Bank of the Ozarks, Inc. Stock Option Plan, (Form S-8 No. 333-74577) pertaining to the Bank of the Ozarks, Inc. 401(k) Retirement Savings Plan, and (Form S-8 No. 333-32175) pertaining to the Bank of the Ozarks, Inc. Non-employee Director Stock Option Plan, of our reports dated February 26, 2007, with respect to the consolidated financial statements of Bank of the Ozarks, Inc., Bank of the Ozarks, Inc.’s management’s assessment of the effectiveness of internal controls over financial reporting, and the effectiveness of internal control over financial reporting of Bank of the Ozarks, Inc., incorporated by reference in this Annual Report (Form 10-K) for the year ended December 31, 2006.

/s/ Crowe Chizek and Company LLC

Brentwood, Tennessee

March 8, 2007